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                      Morgan Stanley Limited Duration Fund
                           1221 Avenue of the Americas
                            New York, New York 10020

August 28, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention: Larry Greene

               Re: Morgan Stanley Limited Duration Fund (the "Fund") Post-Effective Amendment No. 16 to the Fund's Registration Statement File Nos. 33-50857 and 811-7117

Dear Mr. Greene:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Fund hereby submits this application for withdrawal of Post-Effective Amendment No. 16 to its Registration Statement on Form N-1A, together with all exhibits thereto (File Nos. 333-50857 and 811-7117 and Accession No. 0001047469-06-009092), filed with the Securities and Exchange Commission (the "Commission") on June 29, 2006 (the "Amendment"). The Amendment was filed pursuant to Rule 485(a) of the Act and was scheduled to become automatically effective on August 31, 2006. No securities have been sold in connection with this Amendment.

     The Amendment was filed pursuant to Rule 485(a) under the Act in connection with making certain material changes to the Fund's Registration Statement on Form N-1A, which changes were contingent on the receipt of shareholder approval to modify certain of the Fund's fundamental investment restrictions. The Amendment is being withdrawn as the Fund has yet to obtain a quorum necessary to hold a meeting with respect to the proposed modified investment restrictions. The Fund has adjourned its shareholder meeting and hopes to obtain a quorum and have shareholders approve the modified investment restrictions at the adjourned meeting. If shareholders approve these modified investment policies at the adjourned meeting, the Fund intends to file an amendment pursuant to Rule 485(a) of the Act in connection with its next "annual update" reflecting the modified investment policies.

     The Fund respectfully requests that this application to withdraw the Amendment be approved by the Commission as soon as possible.

     If you have any questions, please do not hesitate to contact the undersigned at 212-762-8687.


                                             Respectfully,

                                             /s/ Edward J. Meehan, Jr.
                                             Edward J. Meehan, Jr.